1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 22, 2019

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2189

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2189 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares U.S. Tech Breakthrough Multisector ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on November 4, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please include a completed fee table and cost example with your comment response letter, provided in compliance with recent Staff guidance.

Response:    The Trust has supplementally provided a completed fee table and the cost example and will otherwise comply with Staff guidance.

Comment 2:    Please list the top two or three risks first in the Summary Prospectus in compliance with recent guidance from the Division of Investment Management.

Response:    The Trust is reviewing the guidance from the Division of Investment Management internally. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Securities and Exchange Commission

November 22, 2019

Comment 3:    If true, please disclose that the companies in which the Fund invests may operate in other business lines and industries (other than the theme to which they are allocated).

Response:    Yes, companies in which the Fund invests may operate in business lines and industries other than the theme to which they are assigned. The Trust has included additional disclosure to make clear that certain companies in the Underlying Index may operate in business lines other than the theme to which they are assigned that also generate revenue in other industries.

Comment 4:    Please explain how the Fund or Index Provider determines revenue related to a particular RBIC industry or sub-industry.

Response:    The Index Provider determines revenue related to particular RBICS industries or sub-industries. The Index Provider maps revenues to RBICS industries by following the following three primary steps. An example is also provided below.

Step 1. A designated Analyst is assigned to review and conduct research on a company’s products and services using only primary sources, namely the company’s financial and regulatory filings, website, product catalogs, press releases and other Investor Relations presentations. Company research assignment is based on the Analyst’s industry domain knowledge, such that a Technology company would be assigned to review by an Analyst with Technology domain knowledge.

Step 2. The Analyst, after thoroughly reviewing the company’s primary sources, maps the company’s products and services to the appropriate RBICS industries; this requires both industry-specific domain knowledge and a deep understanding of the RBICS industry structure. For example, if the Analyst is reviewing Apple Inc., he/she would map iPhone to the RBICS industry level called “Smart Phone Manufacturing.”

Step 3. After the products and services are mapped to the appropriate RBICS industries, the Analyst searches and identifies any disclosed revenues information in the primary sources that are tied to these products and services. Often these revenues information are disclosed in different sections of the annual report filings, and it is the job of the Analyst to piece these revenues information together.

Example: Below, the Analyst has found the disclosed revenue information in the Apple Inc.’s 10-K filing and maps these revenues to their most appropriate RBICS industries.

Securities and Exchange Commission

November 22, 2019

As Reported

Non-Standard Segments
iPhone	$166,699
iPad	$18,805
Mac	$25,484
Services	$37,190
Other Products	$17,417

Total	$265,595

Standardized

As Reported Segment	RBICS L6 (Sub-Industry) Sector Name	Revenue%
iPhone	Smart Phone Manufacturing	62.76%
Mac	Multi-Type Business and Personal Systems	9.60%
iPad	Portable Computer Systems	7.08%
Other Products	General Consumer Electronic Manufacturing	6.56%
Services	Media Download and Streaming Digital Content Sites	14.00%

The end result is an industry classification (RBICS) with % revenue mapped at every level of granularity, from Level 1 to Level 6.

Comment 5: Please explain how the Fund complies with the “names rule.” Please confirm that all of the sub-industries in the aggregate would match the Fund’s names test with respect to 80% of its investments.

Response: The Fund’s investment objective is seeking to track the investment results of an index composed of U.S. companies that could benefit from various breakthrough technologies, including robotics and artificial intelligence, cloud and data tech, cybersecurity, genomics and immunology, and financial technology. Additionally, the Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index and may invest up to 10% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BlackRock Fund Advisors (BFA) or its affiliates, as well as in securities not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index. The Fund has included “multisector” in its name to avoid confusion with the more narrow information technology sector. All five component themes are technology-related; however, the Fund does not include a reference to any of the themes in its name. As such, the themes described in the Principal Investment Strategies section are not reflected in a “names rule” analysis.

Comment 6: Please provide the Staff with a list of all of the sub-industries in the five themes.

Response: A list of each of the sub-industries in each of the five themes is provided below.

Robotics and Artificial Intelligence – 22 RBICS Level 6 Industries

Business Intelligence Software	3D Modeling/Rapid Prototyping Automation Providers
Communication and Collaboration Content Sites	Computer Aided Design (CAD) Software

Securities and Exchange Commission

November 22, 2019

Diversified Customer Relationship Software	Household Robots
Media Download and Streaming Digital Content Sites	Industrial Robots and Robotic Assembly Line Makers
Mobile Platform Applications Software	Machine Vision and Quality Control Manufacturing
Other Hosting Services	Microprocessor (MPU) Semiconductors
Other Programmable Logic and ASIC Semiconductors	Motion Control and Precision Motors Manufacturing
Programmable Logic Device Semiconductors	Other Communications Semiconductors
Video Multimedia Semiconductors	Other Processor Semiconductors
Web Navigation Sites and Software	Smart Phone Manufacturing
Web Search Sites and Software	Surgical Robotic Systems

Cyber Security – 12 RBICS Level 6 Industries

Cyber Security Hardware Category	Cyber Security Software and Services Category
Customer Premises Network Security Equipment	Network Security Access Policy Software
General Carrier Edge (Access) Equipment	Network Security Software
Carrier Edge Network Management Equipment	Enterprise Security Management Software
Wireline Equipment	Other Network Software
Government IT Services
Aerospace and Defense IT Services
Security and Management Consulting
Multi-Type Home and Office Software*

Cloud and Data Tech – 20 RBICS Level 6 Industries

Business Intelligence Software	Managed Hosting Services
Data Storage Drives and Peripherals	Multi-Type Business and Personal Systems
Data Storage Infrastructure Software	Other Hosting Services
Disk Storage Systems	Other Network Software
Diversified Customer Relationship Software	Software Development Software
Diversified IT Infrastructure Software	Web Navigation Sites and Software
General Enterprise Management Software	Web Search Sites and Software
General and Mixed Type Software*	Colocation and Data Center Services
General Information Technology (IT) Consulting*	Industrial and Warehouse Equity REITs*
Internet Department Stores	Multi-Type Equity REITs*

Financial Technology – 17 RBICS Level 6 Industries

Alternative Exchanges and ECNs	Market Makers and Specialists
Blockchain Technology	Mixed Electronic Transaction Processing
Commercial Bank and Credit Union Software	Other Finance Industry Software

Securities and Exchange Commission

November 22, 2019

Cryptocurrency Trading and Exchanges	Payment Processing Software
Electronic Payment Processing	Personal Loans
Financial and Compliance ERP Software	Point-of-Sale (POS) Terminal Manufacturing
General Consumer Finance Services	Retail Industry Software
Insurance Software	Trading Software
Investment Management/Brokerage Software

Genomics and Immunology – 60 RBICS Level 6 Industries

Active and Intermediate Chemicals OEMs	Immune Deficiency Disorders Biopharmaceuticals
Analytical and Bioanalytical Services	Immunoassays Clinical Diagnostics Devices
Autoimmune Disorders Biopharmaceuticals	Intermediary Metabolism Biopharmaceuticals
Bacterial Vaccines	Liver Disorders Biopharmaceuticals
Bioanalytical Consumables	Lower Respiratory Biopharmaceuticals
Biological Specimen Storage	Multi-Type Diagnostic Patient Care
Biologics OEMs	Multi-Type Drug Discovery Services
Breast Cancer Biopharmaceuticals	Musculoskeletal System Biopharmaceuticals
Broad Spectrum Antibacterial Agents	Narrow Spectrum Antibacterial Agents
Cardiovascular System Biopharmaceuticals	Neurology Biopharmaceuticals
Clinical and Preclinical Limited Service CROs	Ophthalmology Biopharmaceuticals
Clinical Limited Service CROs	Other Bacterial Infections Biopharmaceuticals
Dermatology Biopharmaceuticals	Other Biopharmaceutical OEMs
Diversified Bioanalytical Instruments	Other Chemistry Clinical Diagnostics Devices
Diversified Biopharmaceuticals	Other Drug Delivery Devices
Diversified Contract Manufacturing Organizations	Other Endocrinology/Metabolism Biopharmaceuticals
Diversified Contract Research Organizations	Other Immunology Biopharmaceuticals
Diversified Development and Manufacturing Services	Other Oncology Biopharmaceuticals
Drug Delivery Technology Development	Other Respiratory System Biopharmaceuticals
Drug Development Software	Point of Care Testing Kits
Drug Lead Discovery, Validation and Optimization	Preclinical Limited Service CROs
Drug Target Discovery and Validation	Scientific Analytical Instruments
Full Service CROs	Specialized Clinical Laboratories
General Clinical Diagnostics Devices	Surgical Biopharmaceuticals
General Infectious Diseases Biopharmaceuticals	Transplantation Biopharmaceuticals
Genetic Molecular Diagnostic Test Kits	Type 1 Diabetes Biopharmaceuticals
Heart Disorders Biopharmaceuticals	Type 2 Diabetes Biopharmaceuticals
Hematological Oncology Biopharmaceuticals	Urology Biopharmaceuticals
Hematology Biopharmaceuticals	Vascular Disorders Biopharmaceuticals
Home Testing Clinical Diagnostics Devices	Viral Biopharmaceuticals

Securities and Exchange Commission

November 22, 2019

Comment 7: Please clarify whether there is any further screening of companies or additional selection criteria when a company passes the stated selection screen.

Response: Once a company passes the stated selection screen, the company is screened for additional selection criteria, particularly as described below under “Additional Selection and Weighting Schema.”

Robotics and Artificial Intelligence:

Securities must have a minimum float-adjusted market capitalization of $500 million or greater, and a three-month Average Daily Trading Value (ADTV) of $2 million or greater on the Reference Date.

a.	Companies must be classified as deriving 50% or more revenues from one of the 22 RBICS Focus Level 6 industry classifications listed in Comment 6.

b.	Companies that are market leaders in one of the aforementioned 22 RBICS Level 6 Industry classifications above (but are not classified as Focus) are eligible. Market leadership is defined as:

a.	Having a 20% or more market share in one of the 22 aforementioned RBICS Level 6 industry classifications or;

b.	Generating $1 billion or more in absolute annual revenues from one of the 22 aforementioned RBICS Level 6 industry classifications.

Cyber Security:

Securities must have a minimum float-adjusted market capitalization of $300 million or greater, and a three-month Average Daily Trading Value (ADTV) of $2 million or greater on the Reference Date.

a.	Companies must be classified as deriving 50% or more revenues from one of the 12 Cyber Security-related RBICS Focus Level 6 industries listed in Comment 6.

•

Companies in the RBICS Focus Level 6 industry of “Multi-Type Home and Office Software” must also be classified to the RBICS Focus path in Revere Hierarchy as “Technology > Software > Home/Office > Handheld/Smart Phone > System Utilities > Security”.

Cloud and Data Tech:

Securities must have a minimum float-adjusted market capitalization of $300 million or greater, and a three-month Average Daily Trading Value (ADTV) of $2 million or greater on the Reference Date.

Securities and Exchange Commission

November 22, 2019

a.	Companies must be classified as deriving 50% or more revenues from one of the 20 RBICS Focus Level 6 industries listed in Comment 6.

•

Companies classified to “Industrial and Warehouse Equity REITs” or “Multi-Type Equity REITs” are further screened for those companies that are engaged primarily in the Data Center and Colocation business based on their Business Description profiles as compiled by FactSet Fundamentals.

•

Companies classified to “General and Mixed-Type Software” or “General Information Technology (IT) Consulting” must also have revenue exposure to one or more of the other (18) aforementioned RBICS Focus Level 6 industries.

Financial Technology:

Securities must have a minimum float-adjusted market capitalization of $300 million or greater, and a three-month Average Daily Trading Value (ADTV) of $2 million or greater on the Reference Date.

a.	Companies must be classified as deriving 50% or more revenues from one of the 17 RBICS Focus Level 6 industries listed in Comment 6.

Genomics and Immunology:

Securities must have a minimum float-adjusted market capitalization of $300 million or greater, and a three-month Average Daily Trading Value (ADTV) of $2 million or greater on the Reference Date.

a.	Companies must be classified as deriving 50% or more revenues from one of the 60 RBICS Focus Level 6 industries listed in Comment 6.

b.

Using the FactSet Supply Chain Relationships database, which captures a list of Relationship Keywords (compiled and maintained by FactSet) characterizing the nature of each company relationship, count the number of relationships, for each company identified in Step a, that mentions keywords related to Genomics and Immuno Biopharmaceutical products and technologies.

c.

Compute a Genomics and Immuno Biopharmaceutical Composite Relationship Keyword score (calculated by FactSet) for each company identified in Step b and rank them in descending order beginning with the company that has the highest score. The Composite Relationship Keyword score is based on the number of relationships mentioning keywords related to Genomics and Immuno Biopharmaceutical products and technologies. The score is scaled from 1 to 100 (highest = 100, lowest = 1), and takes into account both the absolute number of relationships and the number of relationships relative to the company’s size as measured by market capitalization.

d.	Select the top 50 ranked companies from Step c.

Securities and Exchange Commission

November 22, 2019

Additional Selection and Weighting Schema:

1.

Companies that remain after the above screens shall be further filtered by their primary exchange listing and country of incorporation, so that only U.S. incorporated companies listed on the New York Stock Exchange (NYSE), NYSE American, NYSE Arca, NASDAQ Global Select Market, NASDAQ Global Market, NASDAQ Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA, Cboe EDGX, and Investors Exchange (IEX) are included in the Underlying Index.

2.

These U.S. listed and incorporated securities must have a minimum float-adjusted market capitalization of $500 million or greater, and a three-month Average Daily Trading Value (ADTV) of $2 million or greater on the Reference Date.

3.

The percentage weight of each company within the (5) thematic segments will be calculated to identify those companies which appear in (2) or more thematic segments. Those companies will be removed from the thematic segment where it has the higher percentage weighting and kept in the thematic segment where it has the lower percentage weighting.

Comment 8:    Are there target allocations for each of the five themes? How does the Fund allocate between the themes?

Response: As described above, the Fund’s investment universe consists of securities in each of the five themes, after subjecting those securities to the additional selection and weighing schema provided in response to Comment 7. There are no target allocations among the five themes, however, constituent weights are determined by the Index Provider by dividing their individual float-adjusted market capitalization by the total float-adjusted market capitalization of all constituents. Individual security weights are capped at 4% and individual thematic segment weights are maintained at a minimum of 10% or greater.

First, each of the five thematic segments will be checked by the Index Provider to ensure that they have a minimum weight of 10% or greater. Any theme or themes with less than a 10% weight will have their weight increased by proportionately reallocating weights from other thematic segments exceeding a 10% weight, with the lowest-weighted thematic segment below 10% receiving priority. The process will continue until no individual thematic segment has a weighting of less than 10% of the Index.

Within each thematic segment, individual security weights are capped at 4%, with excess weight redistributed by the Index Provider proportionally among remaining securities whose weights are less than 4%. If this redistribution leads to additional security weights exceeding 4%, the aforementioned redistribution process is repeated iteratively until no security weight exceeds 4%.

At semi-annual Index Rebalances and Annual Reconstitutions, constituent weights are adjusted by the Index Provider to reflect their respective float-adjusted market capitalizations based upon company data as of the Reference Date, subject to diversification limits. At the semi-annual Rebalance, the portfolio is tested for market capitalization and liquidity based on the principles in response to Comment 7 above.

Securities and Exchange Commission

November 22, 2019

Comment 9: As non-diversification is identified as a principal risk, please add corresponding disclosure to the Principal Investment Strategies.

Response: The Trust has reviewed the disclosure in the Principal Investment Strategies section and respectfully submits that the current disclosure is appropriate. The Trust respectfully notes that the Fund’s non-diversified status is disclosed in the Non-Diversification Risk factors on pages S-7 and 8 of the Prospectus in accordance with Form N-1A, Item 4(b)(iv) and on page 3 of the SAI pursuant to Form N-1A, Item 16. For this reason, the Trust respectfully declines to make the proposed change.

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Nick Cordell

Nadia Persaud

Michael Gung

Nicole Hwang

George Rafal

Matthew Haddadin